Morgan Lewis

Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

BY MESSENGER

June 16, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed with Regard to Trust for Advised Portfolios (File No. 811-21422)

Ladies and Gentlemen:

On behalf of Trust for Advised Portfolios and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

- Complaint, *Oak Financial Group v. Infinity Q Diversified Alpha Fund et al.*, Case No. 1:21-cv-03249 (E.D.N.Y. June 8, 2021).

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 373-6173.

Sincerely,

Christopher Menconi

Christopher D. Menconi

Enclosures

DB1/ 122245838.1

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004
United States

T +1.202.739.3000
F +1.202.739.3001

Tab K. Rosenfeld (TR-9212)
Steven M. Kaplan (SK-4228)
ROSENFELD & KAPLAN, LLP
1180 Avenue of the Americas, Suite 1920
New York, NY 10036
(212) 682-1400
tab@rosenfeldlaw.com
steve@rosenfeldlaw.com

Attorneys for plaintiff Oak Financial Group, Inc.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK
--x

OAK FINANCIAL GROUP, INC.,

                                        Civil Action No.:

                 Plaintiff,

     - v -

INFINITY Q DIVERSIFIED ALPHA FUND, TRUST
FOR ADVISED PORTFOLIOS, INFINITY Q
CAPITAL MANAGEMENT LLC, CHRISTOPHER
E. KASHMERICK, JOHN C. CHRYSTAL, ALBERT
J. DIULIO, S.J., HARRY E. RESIS, RUSSELL B.
SIMON, STEVEN J. JENSEN, JAMES VELISSARIS,
LEONARD POTTER, SCOTT LINDELL, QASAR
DISTRIBUTORS, LLC, EISNERAMPER LLP,
BONDERMAN FAMILY LIMITED PARTNERSHIP,
LP, and INFINITY Q MANAGEMENT EQUITY, LLC,

                 Defendants.
--x

                     COMPLAINT

                     <u>JURY TRIAL DEMANDED</u>

Plaintiff Oak Financial Group, Inc., by its attorneys, Rosenfeld & Kaplan, LLP, for its

Complaint against defendants Infinity Q Diversified Alpha Fund, Trust for Advised Portfolios,

Infinity Q Capital Management LLC, Christopher E. Kashmerick, John C. Chrystal, Albert J.

DiUlio, S.J., Harry E. Resis, Russell B. Simon, Steven J. Jensen, James Velissaris, Leonard

Potter, Scott Lindell, Quasar Distributors, LLC, EisnerAmper LLP, Bonderman Family Limited

Partnership, LP, and Infinity Q Management Equity, LLC, alleges as follows:

NATURE OF THE ACTION

1.   This is a federal securities action brought by plaintiff Oak Financial Group, Inc. ("plaintiff" or "Oak Financial"), an investment advisor which, on behalf of its clients, purchased the Infinity Q Diversified Alpha Fund Institutional Class shares (IQDNX) between October 27, 2015 and August, 2020. Plaintiff seeks to recover compensable damages caused by the defendants' violations of the federal securities laws, as well as under the common law of the State of New York.

JURISDICTION AND VENUE

2.   The claims asserted herein arise under and pursuant to §§ 10-b and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), §§ 11, 12(a), and 15 of the Securities Act of 1933, as amended (the "Securities Act"), and the common law of the State of New York.

3.   This Court has jurisdiction over the subject matter of this action under 28 U.S.C. § 1331.

4.   Venue is proper in this judicial district pursuant to 28 U.S.C. §1391(b) as the alleged misstatements occurred and subsequent damages took place within this judicial district.

5.   In connection with the acts, conduct and other wrongs alleged in this Complaint, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6.   Plaintiff Oak Financial, a Connecticut corporation, is a SEC registered investment advisor that, among other things, provides investment management services to its clients. Oak

Financial brings this lawsuit to recover damages sustained by a group of its clients holding 257 accounts (the "Account Holders"), on whose behalf Oak Financial invested in Infinity Q Diversified Alpha Fund.

7.   Oak Financial entered into an advisory agreement with each of the Account Holders, pursuant to which they granted Oak Financial authority to manage their funds through Charles Schwab accounts in the Account Holders' names, and to invest those funds and make trades at their full discretion.

8.   Each of the Account Holders has assigned to Oak Financial their right, title and interest in any claim of any nature whatsoever related to or arising out of their purchase of any shares or ownership of any interest in the Infinity Q Diversified Alpha Fund, as well as any and all rights to initiate, pursue, prosecute, collect, settle, and compromise any suits, actions, proceedings, and/or claims of any nature whatsoever arising out of or in connection with their investment in Infinity Q Diversified Alpha Fund.

9.   Defendant Infinity Q Diversified Alpha Fund (the "Fund") is a diversified open-end investment company.   The Fund transacts business in New York.

10.   Defendant Trust for Advised Portfolios (the "Trust"), the Fund's registrant, is a Delaware statutory trust registered with the SEC under the Investment Company Act of 1940 (the "ICA") as an open-end management investment company.   The Trust has 18 series of shares, including the Fund.   The Trust is run by a Board of Trustees (the "Board").   The Trust transacts business in New York.

11.   Defendant Infinity Q Capital Management LLC ("Infinity Q" or the "Adviser"), is the Fund's investment adviser.   Infinity Q is registered as an investment adviser under the Investment Advisers Act of 1940.   Infinity Q is retained by the Fund under an investment

advisory agreement to act as the Fund's Adviser, subject to the oversight of the Fund's Board of

Trustees, in exchange for a monthly management fee. Infinity Q is a Delaware limited liability

company with its principal place of business at 888 7th Ave, Suite 3700, New York, NY 10106.

12.   Defendant Christopher E. Kashmerick ("Kashmerick") is and was, at all relevant

times, the Chairman of the Board of the Trust, as well as the Trust's President and Principal

Executive Officer. Kashmerick signed the Prospectuses. Kashmerick transacts business in New

York.

13.   Defendant John C. Chrystal ("Chrystal") is and was, at all relevant times, a

Trustee of the Board. Chrystal signed the Prospectuses. Chrystal transacts business in New

York.

14.   Defendant Albert J. DiUlio, S.J. ("DiUlio") is and was, at all relevant times, a

Trustee of the Board. DiUlio signed the Prosectuses. DiUlio transacts business in New York.

15.   Defendant Harry E. Resis ("Resis") is and was, at all relevant times, a Trustee of

the Board. Resis signed the Prospectuses. Resis resides in and/or transacts business in New

York.

16.   Defendant Russell B. Simon ("Simon") is and was, at all relevant times,

Treasurer and Principal Financial Officer of the Trust. Simon signed the Prospectuses. Simon

transacts business in New York.

17.   Defendant Steven J. Jensen ("Jensen") is and was, at all relevant times, Vice

President and Chief Compliance and AML Officer of the Trust. Jensen transacts business in

New York.

18.   Defendant James Velissaris ("Velissaris") is and was, at all relevant times, a Director of the Adviser, and until February, 20, 2021, was its Chief Investment Officer ("CIO"). Velissaris resides in and/or transacts business in New York.

19.   Defendant Leonard Potter ("Potter") is and was, at all relevant times, the Chief Executive Officer of the Adviser. Potter resides in and/or transacts business in New York.

20.   Defendant Scott Lindell ("Lindell") is the Chief Risk Officer of Infinity Q. Lindell resides in and/or transacts business in New York.

21.   Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Jensen, Velissaris Potter, and Lindell shall be collectively referred to as the "Individual Defendants." As Trustees, directors and/or executive officers of the Trust and/or Adviser, the Individual Defendants participated in the solicitation and sale of Fund shares to investors in the Fund for their own benefit and the benefit of Infinity Q.

22.   Defendant Quasar Distributors, LLC ("Quasar" or "Underwriter"), is and was, at all relevant times, the principal underwriter for the Fund. Quasar is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Quasar has executed an agreement with the Trust for the sale of Fund shares to the public, and received fees, commissions and/or profits from these sales. Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein. Quasar transacts business in New York.

23.   Defendant EisnerAmper LLP ("EisnerAmper" or the "Auditor") is and was, at all relevant times, the Fund's auditor. EisnerAmper audited the Fund's consolidated statement of assets and liabilities which was filed annually with the SEC in the Fund's Annual Report. EisnerAmper transacts business in New York.

24.   Defendant Bonderman Family Limited Partnership, LP ("Bonderman") owns more than 25% of the Adviser and is a control person of the Adviser. Bonderman resides in and/or transacts business in New York.

25.   Defendant Infinity Q Management Equity, LLC ("IQME") owns more than 25% of the Adviser and is a control person of the Adviser. IQME resides in and/or transacts business in New York.

FACTUAL BACKGROUND

26.   The Fund is registered as an investment company under the ICA. The Fund commenced operations on September 30, 2014 and began offering two share classes, Class A and Class I. Those offerings are required to be registered under the Securities Act.

27.   Defendants issued and distributed the following SEC filings, offering materials, and marketing materials, among other documents and materials, in connection with the continuous offering of the Fund's shares, including to Oak Financial:

   a) Fund Registration Statements filed with the SEC with effective dates of September 26, 2014, December 31, 2015, December 31, 2016, February 1, 2018, December 31, 2018, and December 31, 2019 (collectively, the "Registration Statements");

   b) Fund Prospectuses appended to the Registration Statements dated September 26, 2014, December 31, 2015, December 31, 2016, February 1, 2018, December 31, 2018, and December 31, 2019 (collectively, the "Prospectuses");

   c) Fund Summary Prospectuses dated September 26, 2014, December 31, 2015, December 31, 2016, February 1, 2018, December 31, 2018, and December 31, 2019 (collectively, the "Summary Prospectuses");

   d) Fund Statements of Additional Information ("SAIs") and SAI Supplements;

e) Certified Shareholder Reports of Registered Management Investment Companies (Form N-CSR), filed with the SEC at the end of each fiscal year (August 31) starting in 2015 by Infinity Q (the "Annual Reports");

f) Periodic "Investor Insights" providing market commentary;

g) Periodic "Volatility Updates"; and

h) Periodic "Risk Reports".

28.   As the Account Holders' investment advisor, Oak Financial read, analyzed and relied upon the information set forth in these filings and offering and marketing materials in making decisions as to whether and how much to invest in the Fund on behalf of the Account Holders, as well as whether to retain or sell the Account Holder s' shares in the Fund.

29.   As set forth in the Fund's filings and marketing materials, the Fund's stated investment objective is to generate positive absolute returns. In its offering and marketing materials and filings, the Fund further states that it is generally intended to provide exposure to strategies often referred to as "alternative" or "absolute return" strategies, and that it implements these strategies by, among other things, investing globally either directly in, or through total return swaps on, a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or "junk" bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options and swaps.

30.   Total return swaps are contracts in which parties agree to exchange sums equivalent to the income streams produced by specified assets (hereinafter "swap contracts").

31.   Mutual funds like the Fund must value their assets every day to compute the fund's net asset value ("NAV"). NAV represents a fund's per share market value. It is derived by dividing the total value of all the cash and securities in a fund's portfolio, less any liabilities,

by the number of shares outstanding. NAV computation is undertaken at the end of each trading day and is a critical duty and function of a mutual fund.

32.   During the relevant time period, Infinity Q used models provided by third-party pricing services to determine the value of certain of the Fund's swap contracts for purposes of calculating its NAV.

33.   Beginning in October, 2015 and continuing through August, 2020, in reliance on the representations set forth in the SEC filings and marketing and offering materials, including representations as to the Fund's NAV, valuations of its assets, manner of future valuation of assets and calculation of the Fund's NAV, and risk and volatility reports, Oak Financial began purchasing millions of dollars' worth of Infinity Q Diversified Alpha Fund Institutional Class shares (IQDNX) on behalf of the Account Holders.

34.   The Account Holders collectively currently hold shares purchased on their behalf by Oak Financial that were reportedly worth approximately $28,888,962.08 as of February 18, 2021, the last day on which the Fund calculated a net asset value; however, as set forth below, the real value is unknown.

35.   On or about February 22, 2021, in a filing with the SEC, the Fund, the Trust, and Infinity Q admitted that Infinity Q's Chief Investment Officer, defendant Velissaris, had been improperly "adjusting certain parameters" within third-party pricing models that affected the valuation of swap contracts owned by the Fund.

36.   As a result of this disclosure, it became clear that valuations of the Fund's assets that had been reported in SEC filings, as well as in the Fund's daily share pricing (NAV) had been inaccurate and unreliable for some time.

37.   It has further become clear that the defendants repeatedly made materially false

and misleading statements in SEC filings, offering materials, marketing materials and in

communications with Oak Financial regarding: (1) the Fund's present and past NAV; (2) the

Fund's valuation procedures; (3) the risks to investors of investing in Fund shares; and (4) the

Fund's risk oversight, as detailed below.

DEFENDANTS' FALSE AND MISLEADING STATEMENTS

38.   The defendants continuously falsely stated historical NAV values because the

value of a material portion of its assets were admittedly intentionally manipulated and overstated.

These false figures were then incorporated and repeated in the Registration Statements,

Prospectuses, Annual Reports, and other filings and marketing materials.

39.   Each of the Prospectuses also falsely detailed how the Fund calculates its NAV.

Specifically, the Prospectuses stated, in pertinent part:

> NAV is calculated by adding the value of all securities and other assets
> attributable to the Fund (including interest and dividends accrued, but not yet
> received), then subtracting liabilities attributable to the Fund (including accrued
> expenses).
>
> Generally, the Fund's investments are valued at market value or, in the absence of
> a market value, at fair value as determined in good faith by the Fund's Adviser
> with oversight by the Trust's Valuation Committee pursuant to procedures
> approved by or under the direction of the Board. Pursuant to those procedures,
> the Adviser considers, among other things: (1) the last sales price on the securities
> exchange, if any, on which a security is primarily traded; (2) the mean between
> the bid and asked prices; (3) price quotations from an approved pricing service;
> and (4) other factors as necessary to determine a fair value under certain
> circumstances.

These statements were false and misleading because the daily NAV did not accurately reflect the

true value of swap contracts held by the Fund and the defendants did not attempt in good faith to

determine the fair value of swap contracts, but instead incorporated false data.

40.   The Prospectuses further represent as to the pricing of shares:

9

Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests and any applicable sales charge. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

When market quotations are not readily available, a security or other asset is valued at its fair value as determined under procedures approved by the Board. These fair value procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.

41.   The description of the pricing of shares is also false and misleading in that the purported fair value pricing procedures were not designed to ensure the Fund is accurately priced, nor does it account for the manipulation of the third-party valuation models.

42.   The Prospectuses each also misrepresented the role of the Valuation Committee, stating:

> The Board has delegated day-to-day valuation issues to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review and oversee each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by the Valuation Committee, and the actions of the Valuation Committee are subsequently reviewed and ratified by the Board. The Valuation Committee meets as needed.

Each Prospectus goes on to disclose the number of times the Valuation Committee met during the fiscal year with respect to the Fund.

43.   The statements in the Prospectuses as to the Valuation Committee were false and misleading because the Valuation Committee was not taking the necessary steps to "review and oversee each Adviser's valuation of securities" and was not ensuring that the Fund's assets were properly valued.

44.   The Prospectuses and other offering materials were also misleading and incomplete with respect to the risk disclosures. While the Prospectuses provided boilerplate risk disclosures, including a risks associated with "models and data" and "valuation risk," the materials failed to disclose any risk that the valuations could be based, in part, on third-party valuation models which were intentionally manipulated.

45.   The Prospectuses and other offering materials also contain false and misleading statements as to the oversight of the Fund and attempts to minimize risk, providing, in relevant part:

> The Board has general oversight responsibility with respect to the operation of the Trust and the Fund. The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Trust and the Fund in accordance with the provisions of the 1940 Act and other applicable laws. The Board has established an Audit Committee to assist the Board in performing it oversight responsibilities.
>
>   ...

Through its direct oversight role, and indirectly through the Audit Committee, and officers of the Fund and service providers, the Board performs a risk oversight function for the Fund. To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund's principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets annually with the auditors of the Fund. The Board also meets quarterly with the Fund's chief compliance officer.

46.   Such statements were false and misleading in that the Board, the Adviser, and the Audit Committee were not, in fact, properly overseeing the operations of the Fund to minimize risk and instead were employing valuation methods which drastically increased risks to investors.

47.   Given the admittedly manipulated and overstated valuations of swap contracts, statements as to the Fund's assets, net assets, and NAV set forth in each of the Annual Reports (each of which was audited by the Auditor) were false and misleading.

48.   The Notes to the Consolidated Financial Statements set forth in each of the Annual Reports also contain false and misleading statements. The Notes provide that the statements have been prepared "in conformity with accounting principles generally accepted in the United States of America ("GAAP") for investment companies."

49.   With respect to "Securities Valuation," the Notes to the Consolidated Financial Statements for the year ended August 31, 2016 state that:

The Fund follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Fund's own market assumptions (unobservable inputs). The inputs or methodology used in determining the

value of each Fund's investments are not necessarily an indication of the risk associated with investing in those securities.

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized into three broad categories as defined below:

Level 1 - Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Significant unobservable inputs, including the Fund's own assumptions in determining fair value of investments

....

Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or *swap agreements*, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. ***Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by the Adviser or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates.***

...

The Fund makes dispersion investments using volatility and variance swaps. With the exception of dispersion trades, single stock volatility and variance swaps rarely trade. As a result, the Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. ***The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models.*** A 1% change in the volatility spread could change the value by up to 251%, which, depending on the direction of the change, could either increase or decrease the position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. ***The Adviser uses a third party calculation agent to***

value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models. A 1% change in the implied correlation could change the value by up to 10%, which, depending on the direction of the change, could either increase or decrease the position's value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

(emphasis added). The Notes to Consolidated Financial Statements for the following years contain substantially similar statements.

50.   These representations are misleading in that they fail to disclose the full picture of the valuation of the swap contracts, nor do they account for the increased risks associated with the misstated valuations of the swap contracts.

51.   In addition, Oak Financial met and/or communicated quartlerly with Velissaris and Lindell, amongst others, at which times they repeated the misrepresentations and misleading statements as to the valuation and risk of the Fund, including representations that the Fund was properly valued, and that the value of the shares was not volatile or subject to valuation swings. Such representations concealed and misrepresentated the misstated valuations of the swap contracts and the risks associated with such misstated valuations.

DEFENDANTS DISCLOSE THAT ITS VALUATION DATA WAS MANIPULATED

52.   On December 30, 2020, the Fund filed a supplemental Prospectus and notice with the SEC, which stated as follows:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

53.   On or around February 22, 2021, Infinity Q filed a request with the SEC for an

order pursuant to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right

of redemption with respect to shares of the Fund, effective February 19, 2021, because of Infinity

Q's inability to determine NAV. The request also stated that the Fund was liquidating its

portfolio and distributing its assets to shareholders.

54.   As part of the "justification" for the request, the Fund admitted that Infinity Q's

CIO, Velissaris, had been "adjusting certain parameters within the third-party pricing model that

affected the valuation" of swap contracts.

55.   Infinity Q further admitted it was unable to conclude that these adjustments were

reasonable, and, further, it was unable to verify that the values it had previously determined for

the swap contracts were reflective of fair value.

56.   The filing went on to state that:

Infinity Q also informed the Fund that it would not be able to calculate a fair value for
any of the Swaps in sufficient time to calculate an accurate NAV for at least several days.
Infinity Q and the Fund immediately began the effort to value these Swap positions
accurately to enable the Fund to calculate an NAV, which effort includes the retention of
an independent valuation expert. However, Infinity Q and the Fund currently believe that
establishing and verifying those alternative methods may take several days or weeks.
Infinity Q and the Fund are also determining whether the fair values calculated for
positions other than the Swaps are reliable, and the extent of the impact on historical
valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021,
and it is uncertain when the Fund will be able to calculate an NAV that would enable it to
satisfy requests for redemptions of Fund shares

57.   The Fund did not calculate an NAV on February 19, 2021, nor any day thereafter

until the filing of this Complaint, and it is unknown when the Fund will be able to calculate an

NAV.

58.   On February 22, 2021, due to Fund's inability to calculate its NAV, and on the

Fund's request, the SEC suspended redemptions of the Fund indefinitely.

59.   As reported, beginning on March 1, 2021, the Board began working to liquidate all assets held by the Fund that were not already in cash or cash equivalents as of February 22, 2021.

60.   On March 26, 2021, the Fund reported that as of March 19, 2021, the Fund's portfolio has been entirely liquidated. The Fund reported that the liquidation of the Fund's portfolio resulted in the Fund holding $1,249,485,022 in cash and cash equivalents as of March 25th, which is being held by the Fund's custodian. The Fund stated that this total does not include outstanding close-out payments from certain derivatives counterparties, but that such amounts are not expected to materially increase the Fund's cash holdings.

61.   The Fund further reported that:

On February 18, 2021, the last day on which the Fund calculated a net asset value ("NAV"), the Fund's stated NAV was $1,727,194,948.50, compared to an asset value (before considering liabilities and other deductions necessary to calculate an NAV) as of March 25 of $1,249,485,022. As discussed below, the Fund is in the process of reevaluating its historical valuations of variance swaps and certain other holdings, which may lead to a reduction in the NAV for February 18 and earlier periods. Subject to that possible revaluation, the decrease in asset value assigned to the portfolio on February 18 to the March 25 asset value of $1,249,485,022 is currently attributable primarily to the value realized on liquidation of the Fund's bilateral OTC positions compared to their stated value on February 18. These positions included variance swaps, and other OTC swaps and options positions, that represented approximately 18% and 11%, respectively, of the Fund's NAV on February 18, 2021.

62.   The Fund further advised that it is unable to begin distributing its assets until it has completed the NAV analysis and potential restatement, and until it has set a reserve.

63.   Oak Financial and the Account Holders are now therefore left waiting for an unknown amount of time to learn what their investments in the Fund are actually worth and what they will receive at liquidation.

COUNT I
(Violation of Section 10(b) of The Exchange Act and Rule 10b-5 Against The Fund, The Trust, The Adviser, The Individual Defendants, The Underwriter and The Auditor)

64.   Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

65.   This Count is asserted defendants the Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor, and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

66.   During the relevant time period, the Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above in the Prospectuses, Annual Reports, and other filings, marketing materials and communications, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

67.   The Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor violated §10(b) of the 1934 Act and Rule 10b-5 in that they: employed devices, schemes and artifices to defraud; made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or engaged in acts, practices and a course of business that operated as a fraud or deceit upon Oak Financial in connection with its purchases of the Fund's securities on behalf of the Account Holders.

68.   The Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor acted with scienter in that they knew that the public documents and statements issued

or disseminated in the name of the Trust were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public, including Oak Financial; and knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the securities laws. These defendants, by virtue of their receipt of information reflecting the true facts of the Fund, their control over, and/or receipt and/or modification of the Trust's allegedly materially misleading statements, and/or their associations with the Fund which made them privy to confidential proprietary information concerning the Fund, participated in the fraudulent scheme alleged herein.

69.   Individual Defendants, who are the senior officers and/or directors, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Oak Financial and other investors, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel to members of the investing public, including Oak Financial.

70.   As a result of the foregoing, the market price of the Fund's securities was artificially inflated during the relevant time period that Oak Financial purchased shares on behalf of the Account Holders. Oak Financial relied on the statements described above and/or the integrity of the market price of the Fund's securities during the relevant time period in purchasing the Fund's securities on behalf of the Account Holders at prices that were artificially inflated as a result of the false and misleading statements of the Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor.

71.   Had Oak Financial been aware that the market price of the Fund's securities had been artificially and falsely inflated by the defendants' misleading statements and by the material adverse information which the defendants did not disclose and that the Fund was not going to follow the valuation procedures which it represented would be utilized, it would not have purchased the Fund's securities on behalf of the Account Holders at the artificially inflated prices that they did, or at all, and would not have retained such securities.

72.   As a result of the wrongful conduct alleged herein, Oak Financial and the Account Holders have suffered damages in an amount to be established at trial.

73.   By reason of the foregoing, the Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to Oak Financial for the substantial damages which were suffered in connection with its purchases of the Fund's securities on behalf of the Account Holders.

COUNT II
(Violation of Section 20(a) of The Exchange Act Against The Adviser, The Individual Defendants, Bonderman and IQME)

74.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

75.   During the relevant period, the Adviser managed and controlled the business affairs of the Fund and was a control person of the Fund.

76.   During the relevant period, the Individual Defendants participated in the operation and management of the Trust and Infinity Q, and conducted and participated, directly and indirectly, in the conduct of the Trust and Infinity Q's business affairs. Because of their senior

positions, they knew the adverse non-public information regarding the Trust and Infinity Q's business practices.

77. As officers and/or directors, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Fund's financial condition and results of operations, and to correct promptly any public statements issued by the Trust or Infinity Q which had become materially false or misleading.

78. Bonderman and IQME, by virtue of their ownership of over 25% of the Adviser, are each a control person of the Adviser.

79. Because of their positions of control and authority, the Adviser, Individual Defendants, Bonderman and IQME were able to, and did, control the contents of the various reports, press releases and public filings which the Trust and Infinity Q disseminated in the marketplace. The Adviser, Individual Defendants, Bonderman, and IQME exercised their power and authority to cause the Trust and Infinity Q to engage in the wrongful acts complained of herein. The Adviser, Individual Defendants, Bonderman and IQME therefore, were "controlling persons" of the Trust and Infinity Q within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of the Fund's securities.

80. Each of the Adviser, Individual Defendants, Bonderman and IQME, therefore, acted as a controlling person of the Trust and Infinity Q. By reason of their senior management positions and/or being directors, and/or their ability to control the Trust and Infinity Q, each of the Adviser, Individual Defendants, Bonderman, and IQME had the power to direct the actions of, and exercised the same to cause, the Trust and Infinity Q to engage in the unlawful acts and conduct complained of herein. Each of the Adviser, Individual Defendants, Bonderman, and

IQME exercised control over the general operations of the Trust and Infinity Q and possessed the power to control the specific activities which comprise the primary violations about which plaintiff complains.

81.   By reason of the above conduct, the Adviser, Individual Defendants, Bonderman, and IQME are liable to plaintiff pursuant to Section 20(a) of the Exchange Act, in an amount to be determined at trial.

COUNT III
(Violation of § 11 of the Securities Act Against The Fund, The Trust, The Adviser, The Individual Defendants, the Underwriter and the Auditor)

82.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

83.   The defendants named herein were sellers and offerors and/or solicitors of purchasers of the shares of the Fund offered pursuant to the Registration Statements and the Prospectuses appended thereto.

84.   The Prospectuses appended to the Registration Statements were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

85.   The defendants named in this Count are strictly liable to plaintiff for the misstatements and omissions in the Prospectuses.

86.   None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectuses were true and without omissions of any material facts and were not misleading.

87.   By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, § 11 of the Securities Act.

88.   Plaintiff acquired shares of the Fund on behalf of the Account Holders pursuant to the Prospectuses. Plaintiff and its clients have sustained damages as a result of the violation, as the value of the shares of the Fund is currently unknown but has declined substantially subsequent to and due to discovery of defendants' violations.

89.   As a result of the wrongful conduct alleged herein, Oak Financial and the Account Holders have suffered damages in an amount to be established at trial.

90.   By reason of the foregoing, the Fund, the Trust, the Adviser, the Individual Defendants, the Underwriter, and the Auditor have violated § 11 of the Securities Act and are liable to Oak Financial for the substantial damages which were suffered in connection with its purchases of the Fund's securities on behalf of the Account Holders.

COUNT IV
(Violation of §12(a)(2) of the Securities Act Against The Fund, The Trust, The Adviser, The Individual Defendants, the Underwriter and the Auditor)

91.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

92.   The defendants named herein were sellers and offerors and/or solicitors of purchasers of the shares of the Fund offered pursuant to the Registration Statements, Prospectuses and other offering and marketing materials and communications.

93.   The Prospectuses contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The actions of solicitation included participating in the

preparation of the false and misleading Prospectuses and participating in marketing the shares of the Fund to investors, including Oak Financial on behalf of the Account Holders.

94.   Each of the defendants named herein owed to the purchasers of Fund shares, including the plaintiff on behalf of the Account Holders, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses and corresponding supplements and amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

95.   Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Prospectuses as set forth above.

96.   Plaintiff purchased shares of the Fund on behalf of the Account Holders pursuant to the defective Prospectuses. Plaintiff did not know, nor in the exercise of reasonable diligence could it have known, of the falsehoods and omissions contained in the Prospectuses.

97.   By reason of the conduct alleged herein, defendants violated, and/or controlled person who violated, §12(a)(2) of the Securities Act.

98.   By reason of the foregoing, plaintiff has the right to recover the consideration paid for the shares of the Fund purchased on behalf of the Account Holders, together with interest thereon.

COUNT V
(Violation of § 15 of the Securities Act Against The Adviser, Individual Defendants, Bonderman and IQME)

99.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

100.   The Adviser managed and controlled the business affairs of the Fund and was a control person of the Fund.

101.   Each of the Individual Defendants was a control person of the Fund, Trust, and/or Adviser by virtue of his position as a Director, Trustee and/or senior officer of the Fund, Trust or Adviser.

102.   Bonderman and IQME also were control persons of the Adviser.

103.   By reason of such conduct, the defendants named in this Count are liable as control persons pursuant to § 15 of the Securities Act.

104.   Each of the defendants named herein was also a culpable participant in the violations of §§ 11 and 12(a)(2) of the Securities Act alleged in Counts III and IV above, based on their having signed the Registration Statements and/or having otherwise participated in the process which allowed sales of shares of the Fund to be successfully completed.

105.   By reason of such conduct, the defendants named in this Count are liable to plaintiff pursuant to § 15 of the Securities Act for the damages sustained by plaintiff as a result of the violations of §§ 11 and 12(a)(2) of the Securities Act, in an amount to be determined at trial.

COUNT VI
(Common Law Fraud Against All Defendants)

106.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

107.   Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading statements specified above in the Prospectuses, Annual Reports, and other filings, marketing materials and communications to the plaintiff and other investors.

108. Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of the Trust were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public, including Oak Financial; and knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents. These defendants, by virtue of their receipt of information reflecting the true facts of the Fund, their control over, and/or receipt and/or modification of the Trust's allegedly materially misleading statements, and/or their associations with the Fund which made them privy to confidential proprietary information concerning the Fund, participated in the fraudulent scheme alleged herein.

109. Individual Defendants, who are the senior officers and/or directors, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Oak Financial and other investors, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel to members of the investing public, including Oak Financial.

110. As a result of the foregoing, the market price of the Fund's securities was artificially inflated during the relevant time period that Oak Financial purchased shares on behalf of the Account Holders. Oak Financial relied on the statements described above and/or the integrity of the market price of the Fund's securities during the relevant time period in purchasing the Fund's securities on behalf of the Account Holders at prices that were artificially inflated as a result of the false and misleading statements of the defendants.

111. Had Oak Financial been aware that the market price of the Fund's securities had been artificially and falsely inflated by the defendants' misleading statements and by the material

adverse information which the defendants did not disclose and that the Fund was not going to follow the valuation procedures which it represented would be utilized, it would not have purchased the Fund's securities on behalf of the Account Holders at the artificially inflated prices that they did, or at all, and would not have retained such securities.

112.   As a result of the fraudulent conduct alleged herein, Oak Financial and the Account Holders have suffered damages in an amount to be established at trial.

113.   By reason of the foregoing, the defendants are liable to Oak Financial for the substantial damages which were suffered in connection with its purchases of the Fund's securities on behalf of the Account Holders.

WHEREFORE, plaintiff demands judgment against defendants as follows:

a)   Awarding compensatory damages in favor of plaintiff against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

b)   Awarding plaintiff its reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

c)   Awarding rescission or a rescissory measure of damages; and

d)   Awarding such other and further relief as this Court may deem just and proper.

Dated: New York, New York
          June 8, 2021

ROSENFELD & KAPLAN, LLP

By: _____
          Tab K. Rosenfeld (TR-9212)
          Steven M. Kaplan (SK-4228)
          1180 Avenue of the Americas, Suite 1920
          New York, NY 10036
          (212) 682-1400
          Attorneys for Plaintiff Oak Financial Group, Inc.